Filed Pursuant to Rule 424(b)(3)
Registration No. 333-170802

NORTHSTAR HEALTHCARE INCOME, INC.
SUPPLEMENT NO. 10 DATED SEPTEMBER 12, 2014
TO THE PROSPECTUS DATED APRIL 29, 2014

This Supplement No. 10 supplements, and should be read in conjunction with, our prospectus dated April 29, 2014, as supplemented by Supplement No. 7 dated July 25, 2014, Supplement No. 8 dated August 13, 2014 and Supplement No. 9 dated August 15, 2014. The purpose of this Supplement No. 10 is to disclose:

•	the status of our initial public offering;

•	the acquisition of a senior living portfolio; and

•	an update to the “Conflicts of Interest” section of our prospectus.
Status of Our Initial Public Offering
We commenced our initial public offering of $1.1 billion in shares of common stock on August 7, 2012, of which up to $1.0 billion in shares are being offered pursuant to our primary offering and up to $100 million in shares are being offered pursuant to our distribution reinvestment plan, or DRP. We refer to our primary offering and our DRP collectively as our offering.
As of September 11, 2014, we received and accepted subscriptions in our offering for 50.8 million shares, or $507.0 million, including 0.3 million shares, or $2.7 million, sold to NorthStar Realty Finance Corp. As of September 11, 2014, 59.7 million shares remain available for sale pursuant to our offering. Our primary offering is expected to terminate on August 7, 2015, unless extended by our board of directors as permitted under applicable law and regulations.
Acquisition of a Senior Living Portfolio
On September 9, 2014, we, through a subsidiary of our operating partnership, or the purchaser, completed the acquisition of a 570-unit portfolio of four senior living facilities located in Long Island, New York, or the portfolio, for a purchase price of $125.0 million, plus closing costs. We acquired the portfolio from Five Long Island Properties, LLC, an unaffiliated third-party, and funded the investment with proceeds from our offering.
The portfolio, which is located in close proximity to New York City, consists of four buildings totaling 404,000 square feet. Each facility is 100% leased to Arcadia Management, Inc., or Arcadia, pursuant to a 15-year, cross-defaulted net lease, whereby the tenant is responsible for substantially all of the operating expenses at each facility. Each lease provides for annual rent escalations equal to the greater of (i) the percentage increase in the consumer price index and (ii) 2.5%, subject to a maximum annual escalation of 3.0%. As of July 31, 2014, the portfolio's overall resident occupancy was 89%. The portfolio is currently unlevered and we intend to obtain financing for the portfolio in the future.
The portfolio was acquired at an initial lease yield of 6.8%, based on the year one contractual lease income, net of year one rent abatements, divided by the purchase price paid for the portfolio, excluding any acquisition fees or closing expenses incurred by us.
We believe that the portfolio is suitable for its intended purpose and adequately covered by insurance. The facilities comprising the portfolio compete for residents with a number of facilities providing comparable services in their respective markets, whose relative performance, along with other factors, could impact the future operating results of the portfolio. For federal income tax purposes, we estimate that our depreciable basis in the portfolio will be approximately $118.4 million. For federal income tax purposes, we depreciate furniture and equipment, land improvements and buildings based upon the mandated modified accelerated cost recovery system over five to seven, 15 and 39 years, respectively. For the most recent fiscal year, the portfolio was subject to local real estate taxes of $8.2 million, or 16.0% of its assessed tax value. Prior to our acquisition of the portfolio, the portfolio was operated pursuant to a management agreement; therefore, no lease payments were made during this period.

As of September 12, 2014, our portfolio consists of 18 investments with an aggregate total cost of $434.8 million, including 15 equity investments with an aggregate cost of $333.9 million, two senior loans with an aggregate principal amount of $25.9 million and one mezzanine loan with a principal amount of $75.0 million.
Update to Conflicts of Interest

The “Conflicts of Interest—Certain Conflict Resolution Measures—Allocation of Investment Opportunities” section of our prospectus is hereby superseded and replaced in its entirety by the following:
Allocation of Investment Opportunities. We rely on our sponsor’s investment professionals to identify suitable investment opportunities for our company as well as the other Managed Companies. Our investment strategy may be similar to that of, and may overlap with, the investment strategies of the other Managed Companies. Therefore, many investment opportunities that are suitable for us may also be suitable for other Managed Companies.
Our advisor and its affiliated advisers and sub-advisers, which we refer to collectively as the NSAM Group, will allocate, in its sole discretion, all investment opportunities to one or more of the Managed Companies, including us, or our sponsor, for which the investment opportunity is most suitable. When determining the entity for which an investment opportunity would be the most suitable, the factors that the NSAM Group may consider include, without limitation, the following:

•	investment objectives, strategy and criteria;

•	cash requirements;

•	effect of the investment on the diversification of the portfolio, including by geography, size of investment, type of investment and risk of investment;

•	leverage policy and the availability of financing for the investment by each entity;

•	anticipated cash flow of the asset to be acquired;

•	income tax effects of the purchase;

•	the size of the investment;

•	the amount of funds available;

•	cost of capital;

•	risk return profiles;

•	targeted distribution rates;

•	anticipated future pipeline of suitable investments;

•	the expected holding period of the investment and the remaining term of the Managed Company, if applicable; and

•	affiliate and/or related party considerations.
If, after consideration of the relevant factors, the NSAM Group determines that an investment is equally suitable for more than one company, the investment will be allocated on a rotating basis. If, after an investment has been allocated to a particular company, including us, a subsequent event or development, such as delays in structuring or closing on the investment, makes it, in the opinion of the NSAM Group, more appropriate for a different entity to fund the investment, the NSAM Group may determine to place the investment with the more appropriate entity while still giving credit to the original allocation. In certain situations, the NSAM Group may determine to allow more than one Managed Company, including us, and our sponsor to co-invest in a particular investment. In discharging its duties under this allocation policy, the NSAM Group endeavors to allocate investment opportunities among the Managed Companies and our sponsor in a manner that is fair and equitable over time.
While these are the current procedures for allocating investment opportunities, the NSAM Group may sponsor additional investment vehicles in the future and, in connection with the creation of such investment vehicles or otherwise, the NSAM Group may revise this allocation policy. The result of such a revision to the allocation policy may, among other things, be to increase the number of parties who have the right to participate in investment opportunities sourced by the NSAM Group, thereby reducing the number of investment opportunities available to us. Changes to the allocation policy that could adversely impact the allocation of investment opportunities to the Company in any material respect may be proposed by the NSAM Group and must be approved by our board of directors. In the event that the NSAM Group adopts a revised allocation policy that materially impacts the Company’s business, the Company will disclose this information in the reports we file publicly with the SEC, as appropriate.
The decision of how any potential investment should be allocated among us and other Managed Companies for which such investment may be most suitable may, in many cases, be a matter of highly subjective judgment which will be made by the NSAM Group in its sole discretion.
Our right to participate in the investment allocation process described herein will terminate once we are no longer advised by our advisor or an affiliate of the NSAM Group. Our advisor is required to inform our board of directors at least annually of the investments that have been allocated to us and other Managed Companies so that our board of directors can evaluate whether we are receiving our fair share of opportunities. Based on the information provided, our board of directors (including our independent directors) has a duty to determine that the investment allocation policy is being applied fairly. The NSAM Group’s success in generating investment opportunities for us and the fair allocation of opportunities among us and other Managed Companies are important factors in our board of director’s determination to continue our arrangements with our advisor.

3